August 25, 2025

Donald Owens
President
HNO International, Inc.
41558 Eastman Drive, Suite B
Murrieta, CA 92562

       Re: HNO International, Inc.
           Amendment 2 to Offering Statement on Form 1-A
           Filed August 14, 2025
           File No. 024-12607
Dear Donald Owens:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 1, 2025 letter.

Amendment 2 to Offering Statement on Form 1-A
Cover Page

1. We note your response to prior comment 2. Please revise your disclosure to discuss the First Amended 8% Convertible Promissory Note filed as Exhibit 3.2 and disclose that such note was amended to provide that the holder shall have the right to convert the note on the earlier of (a) the day immediately following the qualification of a
       Regulation A Offering under the Securities Act of 1933, as amended, and
(b) the date
       that is 180 days immediately following the issue date. In addition, please clarify the issue date for the holder's conversion right.
2. We note footnote 4 to your tabular disclosure states that the number of shares of common stock offered by the selling shareholder was determined by adding the principal amount of the Subject Convertible Note, $ 45,000, and an assumed $5,000
 August 25, 2025
Page 2

       of accrued interest thereon, then dividing that sum, $50,000, by the minimum price in the price range, $0.15, for a result of 333,334 shares. It appears that such calculation may involve rounding. If so, please expand your disclosure to explain that calculations are or may be rounded and disclose the rounding convention being utilized.
Offering Summary, page 4

3. We note your response to comment 4. Please tell us about the additional 12,070,000 common shares issued since June 18, 2025 that are not included in Note 12 on page F-
       16. Include the dates of issuance, the number of shares and consideration for which securities were issued.
4. We note your disclosure here and on pages 17 and 33 that there are 95,920,491 shares issued and outstanding as of the date of the offering. However, we also note you disclose on page 17 that there are 91,303,824 shares outstanding, assuming the issuance of 333,334 Conversion Shares, and you disclose in Item 4 of
Part I that there
       are 90,970,491 shares outstanding. Please advise or revise.
Selling Shareholder, page 16

5. We refer you to footnotes (2) and (3) on page 17. Please revise the number of shares outstanding prior to and after this offering to correspond with the number of shares that are disclosed at page 4, Offering Summary.
Business
Our Products, page 19

6. Please tell us why you have a reasonable basis for providing projections beyond one year. See Item 10(b)(1) of Regulation S-K. We note the $50 million maximum proceeds estimated from this offering exceeds your estimate of the capital needed for construction and other costs for all four products over the projected 3-year period. For example, cost estimates in year 1 are approximately $32.75 million and $12.5 million each in years 2 and 3.
7. The presentation for HyGridTM System and CHRS System include financial measures labelled as Cost of Revenues and Net Profit(Loss). Note (1)
discloses that
       Net Profit reflects operating expenses only associated with each respective system and excludes other non-related operating and other expenses incurred by the Company.
       Based on the disclosure, these two financial measures are not presented in accordance with U.S. GAAP. A registrant may not use titles or descriptions of non-GAAP financial measures that are the same or confusingly similar to titles or descriptions used for GAAP financial measures. To the extent your presentation continues to include non-GAAP financial measures, include a clear definition or explanation of those financial measures, a description of the GAAP financial measure to which it is most directly comparable, and an explanation why the non-GAAP measure was selected instead of a GAAP measure. See Item 10(b)(2)(iv) of Regulation S-K.
8. In regards to your HyGridTM System, it appears that you expect customers to incur
       35,400,000 kilowatts per year ($2,832,000/$0.08 per kilowatt). Please disclose how you determined that amount. Additionally, disclose how you determined the Cost of
 August 25, 2025
Page 3

       Revenues of $1,002,000.
9. In regards to the CHRS product, disclose the sale price of $375,000 per unit in the narrative.
10. We note your response to comment 8. In view of your determination that the CHRS system does not meet the criteria for asset capitalization, revise the discussion to remove reference to owning a built CHRS system that is being marketed.
11. The disclosure regarding your Hydrogen Carbon Cleaner product appears to indicate that you have the product available to be demonstrated and sold. If this is not the case, please revise your disclosure.
12. Please disclose how you determined that you could receive $2,500,000 in revenues related to your Electrolyzer Manufacturing Facility.
General

13. We note your response to prior comment 9 and reissue the comment in part. We note your offering statement continues to include references to your "sole director."
       However, your executive management disclosure reflects that you have three directors. Please revise or advise.
14. We note your response to prior comment 12 and reissue the comment. We note you disclose in Item 4 of Part I that you are offering 50,000,000 securities in this offering. Please revise Item 4 of Part I to include the total number of shares being qualified under your offering statement, including the 333,334 Selling Shareholder
       Offered Shares. In addition, please revise Item 4 of Part I to disclose the portion of the aggregate offering price attributable to securities being offered on behalf of selling security holders.
        Please contact Brian McAllister at 202-551-3341 or Kimberly Calder at 202-551-3701
if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Karina Dorin at 202-551-3763
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Eric Newlan